UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.)*
Northern Peru Copper Corp.

(Name of Issuer)
Common Shares, without par value

(Title of Class of Securities)
665604

(CUSIP Number)
Mr. Huang Guoping
Vice-President and Deputy General Manager
China Minmetals Non-Ferrous Metals Co. Ltd.
Room A216, 5 Sanlihe Road
Haidian District, Beijing
China 100044
Phone: 86-10-6849-5888

and
Mr. Zha Kebing
Deputy Chief Engineer and Senior Engineer
Jiangxi Copper Company Ltd.
15 Yejin Avenue
Guixi, Jiangxi
China 335424
Phone: 86-70-1377-7070

and
Mr. Jiao Jian
President and Chief Financial Officer
Copper Bridge Acquisition Corp.
700 West Georgia Street, 25th Floor
Vancouver, British Columbia
Canada V7Y 1B3
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
Copies to:
Darren W. T. Novak, Esq.
Davies Ward Phillips & Vineberg LLP
625 Madison Avenue, 12th Floor
New York, New York 10022
Phone: (212) 588-5500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
December 5, 2007

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Item 1. Security and Issuer
Item 2. Identity and Background
Item 3. Source and Amount of Funds or Other Consideration
Item 4. Purpose of Transaction
Item 5. Interest in Securities of the Issuer
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 7. Material to be Filed as Exhibits
SIGNATURE
SIGNATURE
SIGNATURE
EXHIBIT INDEX
EX-1
EX-2
EX-3
EX-4
EX-5
EX-6

CUSIP No.	665604	Page	2	of	12

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). China Minmetals Non-Ferrous Metals Co. Ltd.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3	SEC Use Only

4	Source of Funds (See Instructions)

OO; WC (see Item 3)

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

☐

6	Citizenship or Place of Organization

China

	7	Sole Voting Power

Number of		0

Shares	8	Shared Voting Power
Beneficially
Owned by		14,062,302*

Each	9	Sole Dispositive Power
Reporting
Person		0

With	10	Shared Dispositive Power

14,062,302*

11	Aggregate Amount Beneficially Owned by Each Reporting Person

14,062,302*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

13	Percent of Class Represented by Amount in Row (11)

42.5%**

14	Type of Reporting Person (See Instructions)

CO
* Beneficial ownership of 14,062,302 Common Shares (as defined below) referred to in Row (8) and Row (10) (including 2,033,000 Common Shares of which the Reporting Persons (as defined below) may acquire beneficial ownership within sixty days of December 5, 2007 through the exercise of options, through issuances under the share bonus plan of the Issuer (as defined below) or through the satisfaction of contractual rights to acquire Common Shares) is being reported hereunder solely because the Reporting Persons may be deemed to have beneficial ownership of such shares as a result of the Lock-Up Agreements described in Item 4 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that it is the beneficial owner of any of the 14,062,302 Common Shares referred to in Row (8) and Row (10) for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose, and such beneficial ownership is expressly disclaimed.
** The calculation of the foregoing percentage is based on 33,111,893 Common Shares outstanding on a fully-diluted basis as of December 5, 2007 as reported in the Support Agreement described in Item 4 hereof.

CUSIP No.	665604	Page	3	of	12

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Jiangxi Copper Company Ltd.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3	SEC Use Only

4	Source of Funds (See Instructions)

OO; WC (see Item 3)

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

☐

6	Citizenship or Place of Organization

China

	7	Sole Voting Power

Number of		0

Shares	8	Shared Voting Power
Beneficially
Owned by		14,062,302*

Each	9	Sole Dispositive Power
Reporting
Person		0

With	10	Shared Dispositive Power

14,062,302*

11	Aggregate Amount Beneficially Owned by Each Reporting Person

14,062,302*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

13	Percent of Class Represented by Amount in Row (11)

42.5%**

14	Type of Reporting Person (See Instructions)

CO
* Beneficial ownership of 14,062,302 Common Shares referred to in Row (8) and Row (10) (including 2,033,000 Common Shares of which the Reporting Persons may acquire beneficial ownership within sixty days of December 5, 2007 through the exercise of options, through issuances under the share bonus plan of the Issuer or through the satisfaction of contractual rights to acquire Common Shares) is being reported hereunder solely because the Reporting Persons may be deemed to have beneficial ownership of such shares as a result of the Lock-Up Agreements described in Item 4 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that it is the beneficial owner of any of the 14,062,302 Common Shares referred to in Row (8) and Row (10) for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.
** The calculation of the foregoing percentage is based on 33,111,893 Common Shares outstanding on a fully-diluted basis as of December 5, 2007 as reported in the Support Agreement described in Item 4 hereof.

CUSIP No.	665604	Page	4	of	12

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Copper Bridge Acquisition Corp.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3	SEC Use Only

4	Source of Funds (See Instructions)

OO; WC (see Item 3)

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

☐

6	Citizenship or Place of Organization

British Columbia

	7	Sole Voting Power

Number of		0

Shares	8	Shared Voting Power
Beneficially
Owned by		14,062,302*

Each	9	Sole Dispositive Power
Reporting
Person		0

With	10	Shared Dispositive Power

14,062,302*

11	Aggregate Amount Beneficially Owned by Each Reporting Person

14,062,302*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

13	Percent of Class Represented by Amount in Row (11)

42.5%**

14	Type of Reporting Person (See Instructions)

CO
* Beneficial ownership of 14,062,302 Common Shares referred to in Row (8) and Row (10) (including 2,033,000 Common Shares of which the Reporting Persons may acquire beneficial ownership within sixty days of December 5, 2007 through the exercise of options, through issuances under the share bonus plan of the Issuer or through the satisfaction of contractual rights to acquire Common Shares) is being reported hereunder solely because the Reporting Persons may be deemed to have beneficial ownership of such shares as a result of the Lock-Up Agreements described in Item 4 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that it is the beneficial owner of any of the 14,062,302 Common Shares referred to in Row (8) and Row (10) for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.
** The calculation of the foregoing percentage is based on 33,111,893 Common Shares outstanding on a fully-diluted basis as of December 5, 2007 as reported in the Support Agreement described in Item 4 hereof.

Item 1. Security and Issuer
     This Schedule 13D relates to the common shares, without par value (the “Common Shares”), of Northern Peru Copper Corp., a corporation incorporated under the laws of the Province of British Columbia (the “Issuer”). The principal executive offices of the Issuer are located at 625 Howe Street, Suite 1550, Vancouver, British Columbia, Canada, V6C 2T6.
Item 2. Identity and Background
     This Schedule 13D is being jointly filed by China Minmetals Non-Ferrous Metals Co. Ltd., a corporation incorporated under the laws of the People’s Republic of China (“Minmetals”), Jiangxi Copper Company Ltd., a corporation incorporated under the laws of People’s Republic of China (“Jiangxi Copper”) and Copper Bridge Acquisition Corp., a corporation incorporated under the laws of the Province of British Columbia (the “Offeror” and, together with Minmetals, and Jiangxi Copper, the “Reporting Persons”). The agreement among the Reporting Persons relating to the joint filing of this statement is attached as Exhibit 1 hereto.
     Minmetals, a state-controlled corporation existing under the laws of the People’s Republic of China, is a diversified metals and mining company based in Beijing, China. China Minmetals is engaged in the production and trading of metals and minerals, including copper, aluminium, tungsten, tin, antimony, lead, zinc and nickel. The address of the principal place of business and office of Minmetals is Room A216, 5 Sanlihe Road, Haidian District, Beijing, China, 100044.
     Jiangxi Copper, a state-controlled, public corporation, is an integrated producer of copper in China, with operations in mining, milling, smelting and processing. Jiangxi Copper also maintains exposure to sulphur, gold, silver, platinum, palladium, selenium, tellurium, rhenium and molybdenum. The address of the principal place of business and office of Jiangxi Copper is 15 Yejin Avenue, Guixi, Jiangxi, China, 335424.
     The Offeror is indirectly jointly owned by Minmetals and Jiangxi Copper. Minmetals and Jiangxi Copper indirectly own 60% and 40% of the Offeror, respectively. The Offeror was incorporated under the Business Corporations Act (British Columbia) on December 10, 2007. The Offeror has not carried on any material business or activity prior to the date hereof other than in connection with matters directly related to the transactions described in Item 4. The address of the registered and principal office of the Offeror is located at 700 West Georgia Street, 25th Floor, Vancouver, British Columbia, Canada, V7Y 1B3.
     The name, citizenship, occupation and principal business address of each director and executive officer of the Reporting Persons are listed in Schedule I hereto (the “Schedule I Persons”).

     During the last five years, none of the Reporting Persons, or, to the Reporting Persons’ knowledge, any of the Schedule I Persons, has been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration
     As more fully described in Item 4 hereof, the Locked-Up Shareholders (as defined below) who together are the record and/or beneficial owners of 14,062,302 Common Shares, have entered into the Lock-Up Agreements to induce Minmetals and Jiangxi Copper to enter into the Support Agreement described in Item 4 hereof. The transactions contemplated by the Lock-Up Agreements (which is the reason the Reporting Persons may be deemed to be beneficial owners of such Common Shares) are not expected to require the expenditure of any funds.
     The Locked-Up Shareholders entered into the Lock-Up Agreements to induce Minmetals and Jiangxi Copper to enter into the Support Agreement described in Item 4 hereof.
     As more fully described in Item 4 hereof, the Reporting Persons have entered into the Support Agreement, pursuant to which the Reporting Persons will make the Offer (as defined below). The Reporting Persons estimate that, if the Offeror acquires all of the Common Shares (on a fully-diluted basis), the total cash amount required to purchase such shares, and to cover estimated fees and expenses, estimated to be approximately Cdn.$13.9 million in the aggregate, will be approximately Cdn.$469 million. The Reporting Persons intend to use a portion of their cash resources to pay for the aggregate cost of the acquisition of all of the Common Shares sought under the Offer (as defined below). The Reporting Persons have sufficient cash resources to fund the aggregate cost of the acquisition of all of the Common Shares under the Offer. For cash management purposes, however, the Investors may also arrange other sources of funding, including bank financing, for a portion of the cost of the acquisition of all of the Common Shares under the Offer.
Item 4. Purpose of Transaction
     On December 5, 2007, Minmetals and Jiangxi Copper entered into a Support Agreement (the “Support Agreement”) with the Issuer. In accordance with the Support Agreement, on December 17, 2007, Minmetals and Jiangxi Copper assigned their rights under the Support Agreement to the Offeror pursuant to an assignment and assumption agreement (the “Assignment Agreement”). As a result, the Offeror became entitled to all the rights and assumed all the obligations under the Support Agreement as the “Offeror” thereunder. Notwithstanding the assumption of obligations under the Support Agreement by the Offeror, Minmetals and Jiangxi Copper will continue to be liable to the Issuer for any default in the performance of the Offeror under the Support Agreement. Subject to the terms and conditions set forth in the Support Agreement, the Offeror agreed to make an offer to purchase all of the outstanding Common Shares, including Common Shares issuable upon the exercise of options (“Options”), under the share bonus plan (“Bonus Shares”) or pursuant to contractual rights, at a price of Cdn.$13.75 in cash per Common Share (the “Offer”).

     If the conditions of the Offer are satisfied or waived by the Reporting Persons and the Reporting Persons acquire Common Shares pursuant to the Offer, the Reporting Persons will take further steps to acquire all remaining Common Shares not already owned by the Reporting Persons in accordance with applicable laws.
     After the consummation of all of the transactions contemplated by the Support Agreement (including a compulsory acquisition or subsequent acquisition transaction), the Reporting Persons will own the entire equity interest in the Issuer and the Issuer will be a wholly-owned subsidiary of the Offeror.
     Simultaneously with the execution and delivery of the Support Agreement, Minmetals and Jiangxi Copper entered into the Lock-Up Agreements on December 5, 2007 with Ross Beaty, Anthony Floyd, K. Ross Cory, Donald Shumka, Marshall Koval, John Wright, Sandra Lim, David Strang, Robert Pirooz, Leo Hathaway, Springleaf Enterprises, Ibrahim Abdulla, Bank Julius Baer & Co. Ltd., Lehman Brothers International Europe on behalf of BTR Global Growth Trading Limited, Lehman Brothers International Europe on behalf of BTR Global Arbitrage Trading Limited, Lehman Brothers International Europe on behalf of BTR Global Opportunity Trading Limited, Lehman Brothers International Europe on behalf of BTR Global Prospector Trading Limited, Lehman Brothers International Europe on behalf of BTR Global Prospector II Trading Limited, Irongate Investments Corp. and Exploration Capital Partners 2000 Limited (each a “Locked-Up Shareholder” and, collectively, the “Locked-Up Shareholders”). Minmetals and Jiangxi Copper assigned their rights under the Lock-Up Agreements to the Offeror on December 17, 2007 pursuant to the Assignment Agreement. As a result, the Offeror became entitled to all the rights and assumed all the obligations under the Lock-Up Agreements as the “Offeror” thereunder. Under the Lock-Up Agreements, each of the Locked-Up Shareholders has agreed, among other things, to (a) accept the Offer, (b) deposit or cause to be deposited under the Offer and not withdraw, subject to certain exceptions, all of the Common Shares which such Locked-Up Shareholder owns or over which it exercises direction or control and all Bonus Shares issued to such Locked-Up Shareholder, and (c) exercise or conditionally exercise all of the Options currently owned by such Locked-Up Shareholder and to deposit under the Offer and not withdraw, subject to certain exceptions, all of the Common Shares issued upon such exercise or conditional exercise of Options, representing an aggregate of 14,062,302 Common Shares or approximately 42.5% of the Common Shares on a fully-diluted basis, except in limited circumstances, some of which are discussed below.
     The Locked-Up Shareholders have agreed not to withdraw their deposited Common Shares from the Offer during the term of the Lock Up Agreements other than pursuant to the termination provisions of the Lock Up Agreements described below or for the purpose of tendering to a Superior Proposal (as defined below) if, and only if, (i) the Support Agreement is terminated in accordance with its terms, and (ii) if an event giving rise to a non-completion payment with respect to the Offer in an amount equal to $15,900,000 payable by the Issuer to the Offeror (or its designee) has occurred under the terms of the Support Agreement, such non-completion payment shall have first been paid. The Lock-Up Agreements define a “Superior Proposal” as an unsolicited bona fide written acquisition proposal made after December 5, 2007 that: (a) did not result from a breach of the Issuer’s non-solicitation covenant; (b) is made for all of the Common Shares; (c) in respect of which the availability of any required financing to complete such acquisition proposal has been demonstrated, to the satisfaction of the board of directors of the Issuer, acting in good faith (after receipt of advice from its financial advisors and outside legal counsel), by delivery of a letter of commitment, term sheet or other comparable evidence of financing from one or more financial institutions of recognized standing; (d) is not subject to any due diligence and/or access condition; (e) in respect of which the board of directors of the Issuer has determined in good faith (after receipt of advice from its outside legal counsel) that the failure to recommend such acquisition proposal to shareholders of the Issuer would be a breach of its fiduciary duties; and (f) in respect of which the board of directors of the Issuer has determined in good faith after receipt of advice from its financial advisors and outside legal counsel that such acquisition proposal is reasonably capable of completion without undue delay taking into account all legal, financial, regulatory and other aspects of such acquisition proposal and the person making such acquisition proposal and would, if consummated in accordance with its terms (but not assuming away any risk of non-completion), result in a transaction more favourable to the shareholders of the Issuer from a financial point of view than the Offer (taking into account any adjustment to the terms and conditions of the Offer proposed by the Offeror pursuant to the Support Agreement).
     Each Locked-Up Shareholder has agreed, among other things, that it will (a) immediately cease, cause its representatives to cease and cause to be terminated any existing solicitations, discussions or negotiations with any parties (other than the Offeror or its representatives) with respect to any acquisition proposal or potential acquisition proposal, (b) not, in any manner, directly or indirectly, including through any representative, solicit, initiate or knowingly encourage any inquiries, proposals, offers or public announcements (or the submission or initiation of any of the foregoing) from any person regarding any acquisition proposal, engage in any negotiations concerning, or provide any information to, or have any discussions with or otherwise cooperate with, any person relating to an acquisition proposal, or otherwise knowingly facilitate or knowingly encourage any effort or attempt to make or implement an acquisition proposal; (c) not acquire direct or indirect beneficial ownership or control of any additional Common Shares or Options, other than any Bonus Shares or any Common Shares acquired pursuant to the exercise of Options, (d) not option, sell, transfer, pledge, encumber or otherwise convey or grant any Options or Common Shares or any right or interest in any Options or Common Shares, (e) not grant or agree to grant any proxy or other right to the Common Shares or Options, or enter into any voting trust or pooling agreement with respect to the voting thereof, and (f) not take any action to encourage or assist any other person to do certain prohibited acts referred to in the Lock-Up Agreements.
     In addition to the foregoing covenants, each Locked-Up Shareholder (other than those Locked-Up Shareholders that are not directors or officers of the Issuer) has agreed that it will (a) promptly notify the Offeror of any proposal, inquiry, offer or request, or any amendment to any of the foregoing, that it receives or of which it becomes aware that relates to, constitutes or could lead to an acquisition proposal, or any request that it receives for discussions or negotiations relating to an acquisition proposal or any request for information relating to the Issuer or its subsidiaries, and (b) use its reasonable efforts in its capacity as a shareholder of the Issuer to oppose any proposed action by the Issuer or its subsidiaries or any other person in respect of any acquisition proposal or which may adversely affect the take-up and payment for the Common

Shares or which would reasonably be expected to result in a material adverse effect in respect of the Issuer.
     The Lock-Up Agreements may be terminated by mutual written consent of the Offeror and the relevant Locked-Up Shareholder. The Lock-Up Agreement may also be terminated by the Offeror, subject to certain conditions, upon written notice if: (a) a Superior Proposal is made and (i) the Support Agreement is terminated in accordance with its terms, and (ii) if an event giving rise to a non-completion payment with respect to the Offer in an amount equal to $15,900,000 payable by the Issuer to the Offeror (or its designee) has occurred under the Support Agreement, such non-completion payment shall have first been paid; (b) any of the Locked-Up Shareholders has not complied in any material respect with its covenants under the relevant Lock-Up Agreement (provided that such default is not rectified by the earlier of the date that is five days after notice of such default and the business day prior to the expiry time of the Offer); (c) if any representation or warranty of any of the Locked-Up Shareholders under the relevant Lock-Up Agreement is untrue or incorrect in any material respect; or (d) any condition of the Offer is not satisfied at the expiry time of the Offer and the Offeror elects not to waive such condition.
     The Lock-Up Agreements may be terminated by a Locked-Up Shareholder, subject to certain conditions, upon written notice if: (a) the Offeror has not complied in any material respect with its covenants under the relevant Lock-Up Agreement or if any representation or warranty of the Offeror under the relevant Lock-Up Agreement is untrue or incorrect in any material respect, and in each case, such non-compliance or inaccuracy is reasonably likely to prevent consummation of the Offer and is not curable or, if curable, is not cured by the earlier of the date which is five days after notice of such breach and the business day prior to the expiry time of the Offer; (b) the Offeror modifies or waives any term or condition of the Offer in a manner contrary to the provisions of the relevant Lock-up Agreement; or (c) the Offeror has not (for any reason other than the failure of the relevant Locked-Up Shareholder to deposit its Common Shares) taken up and paid for all the Common Shares deposited under the Offer in accordance with applicable Laws. Any termination of a Lock-Up Agreement by a Locked-Up Shareholder will only be effective with respect to such Locked-Up Shareholder.
     Each Reporting Person reserves the right to change its plans and intentions at any time, as it deems appropriate. In particular, each Reporting Person may at any time and from time to time acquire Common Shares or securities convertible or exchangeable for Common Shares and/or dispose of Common Shares which it has acquired. Any such transactions may be effected at any time and from time to time subject to any applicable limitations of the Securities Act of 1933, as amended. Except as described herein, neither the Reporting Persons, nor, to the Reporting Persons’ knowledge, any of the Schedule I Persons has any present plans or proposals that relate to or would result in any of the actions described in Items 4(a) through (j) of Schedule 13D under Rule 13d-1(a). To the Reporting Persons’ knowledge, any of the Schedule I Persons may make the same evaluation and reserve the same rights.
     The foregoing summaries of the Support Agreement, the Offer, the Lock-Up Agreements and the Assignment Agreement do not purport to be complete and are qualified in their entirety by reference to the complete text of the Support Agreement, each of the Lock-Up Agreements and the Assignment Agreement attached hereto as Exhibit 2, Exhibit 3, Exhibit 4, Exhibit 5 and Exhibit 6 and are incorporated herein by reference.
Item 5. Interest in Securities of the Issuer
(a) and (b)	As of December 5, 2007, Minmetals, Jiangxi Copper and the Offeror did not own any Common Shares. However, as of December 5, 2007, under the definition of “beneficial ownership” as set forth in Rule 13d-3 under the Exchange Act, Minmetals, Jiangxi Copper and the Offeror may be deemed to have shared power to vote, direct the vote, dispose of or direct the disposition of (and therefore beneficially own), 14,062,302 Common Shares, representing approximately 42.5% of the outstanding Common Shares on a fully-diluted basis as of December 5, 2007 as reported in the Support Agreement. Accordingly, the percentage of outstanding Common Shares that may be beneficially owned by Minmetals, Jiangxi Copper and the Offeror is approximately 42.5%. The beneficial ownership of the 14,062,302 Common Shares referred to above that are subject to the Lock-Up Agreements is expressly disclaimed by each of the Reporting Persons.
(c)	Except as set forth in this Item 5 and Item 6, none of the Reporting Persons nor, to the Reporting Persons’ knowledge, any of the Schedule I Persons, has beneficial ownership of, or has engaged in any transaction during the past 60 days in, any Common Shares.
(d)	Other than the Locked-Up Shareholders identified in Item 4 and in the Lock-Up Agreements included as Exhibits 3 through 5 to this Schedule 13D and incorporated herein by reference, to the best of Reporting Persons’ knowledge as of the date hereof, neither the Reporting Persons nor, to the Reporting Persons’ knowledge, any of the Schedule I Persons, has or knows any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Shares referred to in this Item 5.
(e)	Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     As reported in Item 4, on December 5, 2007, Minmetals and Jiangxi Copper entered into the Lock-Up Agreements with the Locked-Up Shareholders. Minmetals and Jiangxi Copper assigned their rights under the Lock-Up Agreements to the Offeror on December 17, 2007 whereby the Offeror became entitled to all the rights and assumed all the obligations under the Lock-Up Agreements as the “Offeror” thereunder.

     As reported in Item 4, on December 5, 2007, Minmetals and Jiangxi Copper entered into the Support Agreement with the Issuer. Minmetals and Jiangxi Copper assigned their rights under the Support Agreement to the Offeror on December 17, 2007 whereby the Offeror became entitled to all the rights and assumed all the obligations under the Support Agreement as the “Offeror” thereunder. Notwithstanding the assumption of obligations under the Support Agreement by the Offeror, Minmetals and Jiangxi Copper will continue to be liable to the Issuer for any default in the performance of the Offeror under the Support Agreement.
     Except as set forth in Item 4 of this Schedule 13D and as set forth immediately above, to the best knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Issuer.
Item 7. Material to be Filed as Exhibits

Exhibit
No.	Exhibit Name

1.	Joint Filing Agreement, dated December 17, 2007, between China Minmetals Non-Ferrous Metals Co. Ltd. and Jiangxi Copper Company Ltd. relating to the filing of a joint statement on Schedule 13D.

2.	Support Agreement, dated December 5, 2007, between China Minmetals Non-Ferrous Metals Co. Ltd., Jiangxi Copper Company Ltd. and Northern Peru Copper Corp.

3.	Lock-Up Agreement, dated December 5, 2007, among China Minmetals Non-Ferrous Metals Co. Ltd., Jiangxi Copper Company Ltd. and Marshall Koval, Sandra Lim, John Wright, Anthony Floyd, Ross Cory, Donald Shumka, Peter Hathaway, David Strang and Robert Pirooz.

4.	Lock-Up Agreement, dated December 5, 2007, among China Minmetals Non-Ferrous Metals Co. Ltd., Jiangxi Copper Company Ltd. and Ross Beaty.

5.	Lock-Up Agreement, dated December 5, 2007, among China Minmetals Non-Ferrous Metals Co. Ltd., Jiangxi Copper Company Ltd. and the non-management shareholders named therein.

Exhibit
No.	Exhibit Name
6.	Assignment and assumption agreement, effective as of December 17, 2007, among China Minmetals Non-Ferrous Metals Co. Ltd., Jiangxi Copper Company Ltd. and Copper Bridge Acquisition Corp.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: December 17, 2007

CHINA MINMETALS NON- FERROUS METALS CO. LTD.
By:	/s/ Huang Guoping
	Name:	Huang Guoping
	Title:	Vice President and Deputy General Manager

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: December 17, 2007

JIANGXI COPPER COMPANY LTD.
By:	/s/ Zha Kebing
	Name:	Zha Kebing
	Title:	Deputy Chief Engineer and Senior Engineer

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: December 17, 2007

COPPER BRIDGE ACQUISITION CORP.
By:	/s/ Jiao Jian
	Name:	Jiao Jian
	Title:	President and Chief Financial Officer

EXHIBIT INDEX

Exhibit
No.	Exhibit Name

1.	Joint Filing Agreement, dated December 17, 2007, between China Minmetals Non-Ferrous Metals Co. Ltd. and Jiangxi Copper Company Ltd. relating to the filing of a joint statement on Schedule 13D.

2.	Support Agreement, dated December 5, 2007, between China Minmetals Non-Ferrous Metals Co. Ltd., Jiangxi Copper Company Ltd. and Northern Peru Copper Corp.

3.	Lock-Up Agreement, dated December 5, 2007, among China Minmetals Non-Ferrous Metals Co. Ltd., Jiangxi Copper Company Ltd. and Marshall Koval, Sandra Lim, John Wright, Anthony Floyd, Ross Cory, Donald Shumka, Peter Hathaway, David Strang and Robert Pirooz.

4.	Lock-Up Agreement, dated December 5, 2007, among China Minmetals Non-Ferrous Metals Co. Ltd., Jiangxi Copper Company Ltd. and Ross Beaty.

5.	Lock-Up Agreement, dated December 5, 2007, among China Minmetals Non-Ferrous Metals Co. Ltd., Jiangxi Copper Company Ltd. and the non-management shareholders named therein.

6.	Assignment and assumption agreement, effective as of December 17, 2007, among China Minmetals Non-Ferrous Metals Co. Ltd., Jiangxi Copper Company Ltd. and Copper Bridge Acquisition Corp.

Schedule I
Directors and Executive Officers of
China Minmetals Non-Ferrous Metals Co. Ltd. (“Minmetals”)
The (i) name, (ii) title, (iii) country of citizenship, (iv) principal occupation and (v) principal business address for each member of Minmetals’ board of directors and each executive officer of Minmetals is set forth below. Minmetals is indirectly controlled by the Chinese State-owned Assets Supervision and Administration Commission, which is directly under the State Council of the People’s Republic of China.
(i)	Zhou Zhongshu
(ii)	Chairman of the board of directors of Minmetals

(iii)	China

(iv)	Chairman of the board of directors of Minmetals
(v)	5, Sanlihe Road , Haidian District, Beijing 100044, P.R.China
(i)	Li Linhu
(ii)	Director of Minmetals

(iii)	China

(iv)	Director of Minmetals
(v)	5, Sanlihe Road , Haidian District, Beijing 100044, P.R.China
(i)	Zhang Guorong
(ii)	Director of Minmetals

(iii)	China

(iv)	Director of Minmetals
(v)	5, Sanlihe Road , Haidian District, Beijing 100044, P.R.China

(i)	Zong Qinsheng
(ii)	Director of Minmetals

(iii)	China

(iv)	Director of Minmetals
(v)	5, Sanlihe Road , Haidian District, Beijing 100044, P.R.China
(i)	Shen Ling
(ii)	Director of Minmetals

(iii)	China

(iv)	Director of Minmetals
(v)	5, Sanlihe Road , Haidian District, Beijing 100044, P.R.China
(i)	Zhu Guang
(ii)	Director of Minmetals

(iii)	China

(iv)	Director of Minmetals.
(v)	5, Sanlihe Road , Haidian District, Beijing 100044, P.R.China

(i)	Zhu Guang
(ii)	Director of Minmetals

(iii)	China

(iv)	Director of Minmetals
(v)	5, Sanlihe Road , Haidian District, Beijing 100044, P.R.China
(i)	Liu Lijun
(ii)	Director of Minmetals

(iii)	China

(iv)	Director of Minmetals
(v)	5, Sanlihe Road , Haidian District, Beijing 100044, P.R.China
(i)	Song Yufang
(ii)	Director of Minmetals

(iii)	China

(iv)	Director of Minmetals
(v)	5, Sanlihe Road , Haidian District, Beijing 100044, P.R.China
(i)	Huang Guoping
(ii)	Vice-President and Deputy General Manager of Minmetals

(iii)	China

(iv)	Deputy General Manager of Minmetals
(v)	5, Sanlihe Road , Haidian District, Beijing 100044, P.R.China

(i)	Xu Jiqing
(ii)	Chief Financial Officer of Minmetals

(iii)	China

(iv)	Chief Financial Officer of Minmetals
(v)	5, Sanlihe Road , Haidian District, Beijing 100044, P.R.China
(i)	Wang Lixin
(ii)	Chief Executive Officer of Minmetals

(iii)	China

(iv)	General Manager of Minmetals
(v)	5, Sanlihe Road , Haidian District, Beijing 100044, P.R.China

Directors and Executive Officers of
Jiangxi Copper Company Ltd. (“Jiangxi Copper”)
The (i) name, (ii) title, (iii) country of citizenship, (iv) principal occupation and (v) principal business address for each member of Jiangxi Copper’s board of directors and each executive officer of Jiangxi Copper is set forth below. Jiangxi Copper is indirectly controlled by the Chinese State-owned Assets Supervision and Administration Commission, which is directly under the State Council of the People’s Republic of China.
(i)	Li Yuhuang
(ii)	Chairman of the board of directors of Jiangxi Copper

(iii)	China

(iv)	Chairman of the board of directors of Jiangxi Copper
(v)	15 Yejin Road, Guixi, Jiangxi 335424, P.R.China
(i)	Li Baomin
(ii)	Director of Jiangxi Copper

(iii)	China

(iv)	Director of Jiangxi Copper
(v)	15 Yejin Road, Guixi, Jiangxi 335424, P.R.China
(i)	Wu Jinxing
(ii)	Director, Financial Officer of Jiangxi Copper

(iii)	China

(iv)	Director, Financial Officer of Jiangxi Copper
(v)	15 Yejin Road, Guixi, Jiangxi 335424, P.R.China

(i)	Wang Chiwei
(ii)	Director, Deputy G. Manager of Jiangxi Copper

(iii)	China

(iv)	Director, Deputy G. Manager of Jiangxi Copper
(v)	15 Yejin Road, Guixi, Jiangxi 335424, P.R.China
(i)	Long Ziping
(ii)	Director of Jiangxi Copper

(iii)	China

(iv)	Director of Jiangxi Copper
(v)	15 Yejin Road, Guixi, Jiangxi 335424, P.R.China

Directors and Executive Officers of
Copper Bridge Acquisition Corp. (the “Offeror”)
The (i) name, (ii) title, (iii) country of citizenship, (iv) principal occupation and (v) principal business address for each member of the Offeror’s board of directors and each executive officer of the Offeror is set forth below. The Offeror is indirectly controlled by the Chinese State-owned Assets Supervision and Administration Commission, which is directly under the State Council of the People’s Republic of China.
(i)	Shi Jiangtao
(ii)	Secretary and Vice President, Legal of the Offeror

(iii)	China

(iv)	Chief Legal Officer of China Minmetals Nonferrous Metals Co., Ltd.
(v)	5 Sanlihe Road, Haidian District, Beijing, China, 100044
(i)	Jiao Jian
(ii)	President, Chief Financial Officer and director of the Offeror

(iii)	China

(iv)	Vice President of China Minmetals Nonferrous Metals Co., Ltd.
(v)	5 Sanlihe Road, Haidian District, Beijing, China, 100044